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                              November 22, 2022

       Joel Shulman
       Chief Executive Officer
       Apeiron Capital Investment Corp.
       175 Federal Street, Suite 875
       Boston, Massachusetts 02110

                                                        Re: Apeiron Capital
Investment Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 18,
2022
                                                            File No. 001-41030

       Dear Joel Shulman:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed November 18, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity in a target company,
any price appreciation in the combined company, and the warrants,
 Joel Shulman
Apeiron Capital Investment Corp.
November 22, 2022
Page 2
      which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melanie Singh at 202-551-4074 or David Link at 202-551-3356 with any questions.



                                                          Sincerely,
FirstName LastNameJoel Shulman
                                                          Division of
Corporation Finance
Comapany NameApeiron Capital Investment Corp.
                                                          Office of Real Estate
& Construction
November 22, 2022 Page 2
cc:       Joshua N. Englard, Esq.
FirstName LastName